Mail Stop 3561

November 5, 2007

James H. Watson, Jr.
President
N8 Concepts, Inc.
1869 W. Littleton Blvd.
Littleton, Colorado 80120

> **Re: N8 Concepts, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed October 9, 2007**
> **File No. 333-145659**

Dear Mr.Watson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 of our letter dated September 19, 2007. Please revise your registration statement to include the information you provide in response to this comment, including your indication that the company "does not come within the coverage of Rule 419" and your rationale for this statement. Please also disclose that management of this company previously sat on the Board of Directors of a company that did not end up pursuing its stated business plan and explain exactly how this company was formed and why.

Signatures

2. We note your revisions in response to comment 5 in our letter of September 19, 2007. However, please further revise to indicate which persons signed in the capacities of principal executive officer, principal financial officer, controller or principal accounting officer and member of the Board. See the Signatures section including the instructions of Form SB-2.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Anita Karu, Attorney-Adviser at (202) 551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

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